UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
 Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

RETAILMENOT, INC.
 (Name of Subject Company)

RETAILMENOT, INC.
(Name of Persons Filing Statement)

Series 1 Common Stock, par value $0.001 per share
 (Title of Class of Securities)

76132B106
 (CUSIP Number of Class of Securities)

Jonathan B. Kaplan, Esq.
Chief Legal Officer, General Counsel and Secretary
RetailMeNot, Inc.
301 Congress Avenue, Suite 700
Austin, Texas 78701
(512) 777-2970
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:
Samer M. Zabaneh, Esq.
401 Congress Avenue, Suite 2500
Austin, Texas 78701
 (512) 457-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on April 24, 2017 by RetailMeNot, Inc., a Delaware corporation (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by R Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), and subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Parent”), to purchase all of RetailMeNot, Inc.’s outstanding Series 1 common stock, par value of $0.001 per share (the “Shares”) for $11.60 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated April 24, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a subsection entitled “Certain Litigation” immediately following the subsection entitled “Regulatory Approvals,” and under such subsection, adding the following paragraph:

“On April 26, 2017, Louis Scarantino, alleging himself to be a stockholder of the Company, filed a purported stockholder class action complaint in the United States District Court for the District of Delaware (the “Scarantino Complaint”), against the Company, the Company’s Chief Executive Officer, all members of the Board, HCH and Purchaser. Among other things, the Scarantino Complaint criticizes the proposed transaction price as inadequate and alleges that the Schedule 14D-9 omits to state material information, rendering it false and misleading and in violation of the Exchange Act and related regulations. The suit seeks, among other things, an order enjoining consummation of the Merger, rescission of the Merger if it has already been consummated  or rescissory damages, an order directing the Company to file a solicitation statement that does not contain any untrue statement of fact and states all material facts required in order to make the statements contained therein not misleading, and an award of attorneys’ fees, experts’ fees, and expenses. The defendants believe the allegations are without merit. The foregoing summary of the Scarantino Complaint does not purport to be complete and is qualified in its entirety by reference to the Scarantino Complaint, which is filed as Exhibit (a)(5)(F) to this Schedule 14D-9.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits on page 37 immediately following the Exhibit listed as Exhibit (a)(5)(E) the Exhibits as follows:

“(a)(5)(F) Complaint filed in the United States District Court for the District of Delaware, captioned Louis Scarantino, On Behalf of Himself and All Others Similarly Situated v. Retailmenot, Inc., Thomas Ball, Jeff Crowe, Eric Korman, Jules Maltz, Gokul Rajaram, Greg Santora, Brian Sharples, Tamar Yehoshua, Cotter Cunningham, Harland Clarke Holdings Corp., and R Acquisition Sub, Inc.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 28, 2017

RETAILMENOT, INC.

By:	/s/ Jonathan B. Kaplan
Name:	Jonathan B. Kaplan
Title:	Chief Legal Officer, General Counsel and Secretary